Exhibit 1

FOR IMMEDIATE RELEASE	29 October 2010

WPP PLC (“WPP”)

WPP Digital makes strategic investment in Buddy Media

WPP Digital, the digital investment arm of WPP, announces that it has made a $5million strategic investment in Buddy Media, a leading Facebook management system for brands and marketers.

Buddy Media is headquartered in New York City. WPP joins the Series C funding round led by IVP.

In connection with the investment, WPP and Buddy Media will form a strategic partnership to bring improved measurement and scale to brands seeking to build a presence on Facebook. This collaboration will result in the integration of the Buddy Media Platform with WPP’s suite of technology products and services and joint marketing of the solution to clients.

This investment continues WPP’s strategy of strengthening its capabilities in digital media and integrating market-leading technologies with its own services and solutions. It follows recent investments made this year by WPP Digital in London-based eCommera and Los Angeles-based Ace Metrix.

Contact

Feona McEwan, WPP

+44 (0)207 408 2204